News release

Zi Corporation's eZiTap Predictive Text Technology Now Available for Download to New Sony Ericsson Smart Phone

New Sony Ericsson P900 is Unveiled at CTIA Show in Las Vegas

CALGARY, AB, October 24, 2003 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced that its eZiTap Front End Processor (FEP) predictive text technology is now available for the new Sony Ericsson P900 Smart Phone, unveiled earlier this week at the Communications Telecom Industry Association (CTIA) industry tradeshow in Las Vegas. Zi's technology is accessible through Handango's e-commerce websites.

                The P900 Smart Phone is the next generation model to the highly successful Sony Ericsson P800 product line. The handsets are sold through major wireless carriers around the world, such as AT&T Wireless, O2, Orange, TIM, T-Mobile and Vodafone. Along with the P900, the eZiTap FEP is also compatible with the existing line of P800 handsets.

                Zi developed the eZiTap FEP product in close association with Sony Ericsson based on feedback from users who suggested there was a need for a word completion solution for the phone's virtual keyboard.

                "We are very excited to see the high level of quality and innovation with which members of our Development Program keep creating useful and fun applications that evolve the use of our phones," said Mikael Nerde, Director of Sony Ericsson's Developer Program. "We are looking forward to more applications from Zi Corporation."

                "Sony Ericsson collaborated with Zi because we have demonstrated our innovation and our responsiveness in developing interface technologies that increase the usability of devices and device applications for phone users," said Gary Mendel, VP of Sales and Marketing, Zi Corporation. "Powerful features such as Zi's unique word completion capability and learning functionality provide users with a quick and convenient way to tap in proper English words or texting lingo very quickly within any application throughout the smart phone."

                Mendel noted that Zi's core business model continues to be based on embedded applications, but added that smart phone devices, which the industry expects to become the dominant handset on the world market, are being developed in a much more open system environment that allows users to download a wide variety of services. The P900 and all the Sony Ericsson smart phones use the Symbian OS (Operating System) and UIQ technologies, which are based on the new open system model.

                For more information, or to receive a free trial or purchase the full version of the eZiTap FEP, visit www.zicorp.com/eproducts or www.handango.com. Handango is an online retailer for smart phone applications.

About Sony Ericsson Mobile Communications
 Sony Ericsson Mobile Communications AB offers mobile communications products for people who appreciate the possibilities of powerful technology. Established in 2001 by Telefonaktiebolaget LM Ericsson and Sony Corporation, the joint venture continues to build on the success of its two innovative parent companies. Sony Ericsson creates value for its operator customers by bringing new ways of using multimedia communications while mobile. The company's management is based in London, and has 4,000 employees across the globe working on research, development, design, sales, marketing, distribution and support. For further information, please visit: www.SonyEricsson.com

About Zi Corporation
 Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's intelligent predictive text interfaces, eZiTap™ and eZiText®, allow users to personalize the device and simplify text entry providing consumers with easy interaction for short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. eZiNet™, Zi's new client/network based data indexing and retrieval solution, increases the usability for data-centric devices by reducing the number of key strokes required to access multiple types of data resident on a device, a network or both. Zi supports its strategic partners and customers from offices in Asia, Europe and North America, and is headquartered in Calgary, Canada. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

Certain statements in this press release that involve expectations or intentions (such as those relating to future deployments or planned cooperation) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information in this press release is based on Zi Corporation's current expectations and assumptions, and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions, competitive actions, continued acceptance of Zi Corporation's products and services and dependence on third party performance as well as the risks and uncertainties referred to in Zi Corporation's 20-F for the most recent calendar year that is filed with the Securities and Exchange Commission. The reader should not place undue reliance on such forward looking statements. Zi Corporation does not assume any obligation to update such forward looking statements.

For more information:

Investor Inquiries: Allen & Caron Inc Jill Bertotti (949) 474-4300 jill@allencaron.com	Zi Corporation Dale Kearns, Chief Financial Officer (403) 233-8875 investor@zicorp.com	Media Inquiries: Allen & Caron Inc Len Hall (949) 474-4300 len@allencaron.com